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02007860

JUN 4 2002 ✓

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 27749

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2000 (MM/DD/YY) AND ENDING 08/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CHALLENGE SECURITIES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343, Chemin des Anglais
(No. and Street)

Mascouche (City) Quebec (State) J7L 3P8 (Zip Code)

PROCESSED
JUN 19 2002
P THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis Cyr (450) 477-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND CGABOT GRANT THORNTON (Mr. A. Marc Deschamps, CA, CMA, Partner)
(Name — *if individual, state last, first, middle name*)

600, de La Gauchetiere West, Suite 1900 Montreal QC H3B 4L8
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OK-VF 6-18

Challenge Securities, Inc.
Statement of Financial Condition
August 31, 2001
(In U.S. dollars)

	$
ASSETS	
Current assets	
Cash	6,041
Interest receivable	11,773
Securities owned, at market value	200,000
Note receivable, at cost, 6.13%, maturing November 15, 2001	36,000
	253,814
Treasury bills, 5.62%, maturing in December 2002	34,784
Other investment, at cost	3,300
Future income taxes - unused tax losses	33,950
Artwork, at cost	2,615
	328,463
LIABILITIES	
Current liabilities	
Accounts payable and accrued liabilities	465
Account payable to a company under common control	9,000
	9,465
SHAREHOLDER'S EQUITY	
Capital stock (Note 6)	500,000
Deficit	(181,002)
	318,998
	328,463

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,



Director

Challenge Securities, Inc.
Statement of Income
Year ended August 31, 2001
(In U.S. dollars)

	$
Revenues	
Interest	18,656
Unrealized gain on securities	22,843
	41,499
Expenses	
Professional fees	2,935
Commissions and floor brokerage	280
Other operating expenses	16,956
	20,171
Earnings before income taxes	21,328
Income taxes (Note 4)	
Current	1,200
Future	7,200
	8,400
Net earnings	12,928
Deficit, beginning of year	(193,930)
Deficit, end of year	(181,002)

The accompanying notes are an integral part of the financial statements.

Challenge Securities, Inc.
Statement of Cash Flows

Year ended August 31, 2001
(In U.S. dollars)

	$
OPERATING ACTIVITIES	
Net earnings	12,928
Non-cash items	
Future income taxes	7,200
Unrealized gain on securities	(22,843)
Changes in working capital items	(2,851)
Cash flows from operating activities (Note 5)	(5,566)
FINANCING ACTIVITIES	
Account payable to a company under common control	5,693
Account payable to a director	(1,884)
Cash flows from financing activities	3,809
Net decrease in cash	(1,757)
Cash, beginning of year	7,798
Cash, end of year	6,041

The accompanying notes are an integral part of the financial statements.

Challenge Securities, Inc.
Notes to Financial Statements

August 31, 2001
(In U.S. dollars)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the laws of New York State, is a registered broker-dealer in the United States under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of Crédit Municipal du Canada Inc.

2 - CHANGE IN ACCOUNTING POLICY

During the year, the Company adopted, on a retroactive basis, the new recommendations issued by the Canadian Institute of Chartered Accountants with respect to income taxes and restated the financial statements for previous years. Under the new standards, the Company uses the liability method to recognize and measure future income tax assets and liabilities. In the past, the Company used the deferral method tax allocation of accounting. This change in accounting policy has had no significant impact.

3 - ACCOUNTING POLICY

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Securities

Securities transactions are recorded on a trade date basis.

Securities owned are valued at market and the resulting difference between cost and market is reflected in operations.

Income taxes

The Company uses the tax liability for income taxes. Under this method, future tax assets and liabilities are determined according to differences between their respective carrying amounts and tax bases. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse.

4 - INCOME TAXES

The difference between the Company's effective income tax rate and the federal income tax rate arises principally because the unrealized gain on securities and treatment of certain other operating expenses for accounting purposes differ from the tax treatment.

Challenge Securities, Inc.
Notes to Financial Statements
August 31, 2001
(In U.S. dollars)

5 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

Cash flows relating to interest and income taxes on operating activities are as follows:

	2001
	$
Interest received	17,684
Income taxes paid	1,200

6 - CAPITAL STOCK

Authorized
200 common shares without par value

	$
Issued and fully paid	
105 common shares	500,000

7 - FINANCIAL INSTRUMENTS

Short-term financial instruments

The fair value of short-term financial instruments is equivalent to their carrying amount given that they will mature shortly.

Securities owned

The fair value of the securities owned is equivalent to the market value based on the closing price.

Challenge Securities, Inc.

(A Wholly-owned Subsidiary of Crédit Municipal du Canada Inc.)

Supplementary Information

Year ended August 31, 2001

(In U.S. dollars)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

		$
Stockholder's equity		318,998
Non-allowable assets		
Furniture, at cost		2,615
Future income taxes		33,950
Total non-allowable assets		36,565
Net capital before haircuts on securities positions		282,433
Haircuts on securities		
Trading and investment securities in corporate obligations		36,417
Undue concentrations		15,830
Other capital charge		1,028
		53,275
Net capital		229,158
Schedule of aggregate indebtedness		
Total liabilities	9,465	
Computation of net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	630	
Minimum dollar net capital requirement	5,000	
Net capital requirement (greater of the above)		5,000
Excess net capital		224,158
Ratio of aggregate indebtedness to net capital		0.04 to 1.00

Note: There are no material differences between the computation of net capital under Rule 15c3-1 as presented herein and that reported by the Company in Part II of Form X-17A-5 as of August 31, 2001.

Challenge Securities, Inc.

(A Wholly-owned Subsidiary of Crédit Municipal du Canada Inc.)

Supplementary Information

Year ended August 31, 2001

(In U.S. dollars)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As Challenge Securities, Inc. introduces customer transactions to a clearing broker, an exemption under Section (k)(2)(ii) is claimed.